Exhibit 12

Calculation of (Deficiency) Earnings To Fixed Charges

	As of December 31
	2002	2001	2000	1999
	(thousands)
EARNINGS
Pretax (Loss) Income	$(1,599)	$1,035	$(531)	$(2,641)
Fixed Charges	27,389	27,469	27,777	14,237
Capitalized Interest	—	(27,171)	(24,668)	(8,438)
Amortization of Capitalized Interest	2,520	21	—	—
Net Total	28,310	1,354	2,578	3,158

FIXED CHARGES
Interest Expense	27,244	153	2,935	5,755
Capitalized Interest	—	27,171	24,668	8,438
Other	145	145	174	44

Total	27,389	27,469	27,777	14,327

Ratio of Earnings to Fixed Charges	1.03	—	—	—

The dollar amount of the deficiency of earnings to fixed charges for 2001, 2000, and 1999 (in thousands) was $26,115, $25,199, and $11,169, respectively.